MAIL STOP 3561
      September 22, 2005

Prokopios Tsirigakis, Chief Executive Officer
Star Maritime Acquisition Corp.
457 Madison Ave
New York, NY  10022

Re:	Star Maritime Acquisition Corp.
Amendment No. 1 to Registration Statement on
Form S-1
Filed August 9, 2005
File No. 333-125662

Dear Mr.Tsirigakis,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 2

1. We note your response to comment three of our letter dated July 15, 2005. There remains a substantial portion of the disclosure on page 2 that is repeated verbatim in your proposed business section.
Please revise to limit repetition.

Risk Factors, page 8

2. We note the response to comment six that any reimbursed expenses are likely to be "insignificant compared to the value after the offering of the shares owned by management prior to the offering." Please clarify how you are able to make such statement as it appears speculative. If you elect to retain the noted disclosure, please clarify that the shares owned prior to the offering were purchased at an "insignificant" price.

3. We note your response to comment 12. Please revise to clarify in risk factor 31 if the use of currently affiliated or related companies of management could be negotiated during a business combination regardless of whether any members of management are retained.

Use of Proceeds, page 22

4. We note that you expect to engage third parties to participate in
the due diligence activities for any potential target. If true, please revise to clarify if the disclosure at the bottom of page 23 concerning affiliates applies to any due diligence activities.

5. Please revise to affirmatively disclose, if true, that no existing shareholders or any related party will be receive any monetary or other compensation from any other parties for any service they provide during your search and consummation of a business combination.

Proposed Business, page 29

6. We note that there is a possibility that you could acquire a business or assets. Please revise to clarify if that means you may acquire assets such as ships/vessels or arrange to have a ship or vessel built for your use. If you are able to just acquire property instead of an operating business, please revise to discuss how you would evaluate such acquisitions. Also, if you acquire just assets, it would appear that either you would have to retain current management or locate your replacements. Please revise to clarify.

7. We note you may seek to acquire a company that only has "agreements to purchase individual vessels." Please revise to clarify. Does that mean you are just acquiring the agreements to purchase? Could the agreements be the sole assets of a target company? How would you value the agreements? Are you able to inspect the vessels before acquiring the rights to the agreements?

8. Tell us the factors you considered in determining to value this offering at $200,000,000 and offer the units at $6.00 per unit. What factors did you consider when determining that you might need $184,000,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on May 13, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Star Maritime Acquisition Corp.
Given management`s extensive and high-level experience in the shipping industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

9. We note your response to comment 19. Unless you can revise to substantiate the disclosure that is subject to the prior comment, such disclosure appears promotional and should be removed. Please revise to substantiate all promotional language.

10. We note your response to comment 23. If the fees are not based on the value of the completed transaction, please explain how else it could be based. Are there fees that are typically charged by finders? To the extent that you are presented an opportunity from a non-professional finder, how will that person`s fee be determined? Does the party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

Principal Stockholders, page 47

11. We note your response to comment 35 that any stock dividend will be effected prior to any consummation of the offering. Please revise to clarify if you will notify potential investors who have already received a copy of your preliminary prospectus and any duties you may have to recirculate this document.

12. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained within your registration statement.

13. Please revise to clarify how the warrant purchases to be made by
Maxim evidence relevant confidence in your ultimate ability to consummate a business transaction.

14. Please revise to clarify if Maxim is going to participate in the search for a target or take part in any of the business combination processes. Also, please revise to discuss the timing of the Maxim`s purchases.

Part II
Exhibits

15. Please revise to file an executed version of exhibits 3.1 and 10.14.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director



Cc:  	Mitchell Nussbaum
	Fax #  (212) 407-4990
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Prokopios Tsirigakis, Chief Executive Officer
Star Maritime Acquisition Corp.
September 22, 2005
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